Exhibit 99.1

EZGO ANNOUNCES FINANCIAL RESULTS

FOR THE SIX MONTHS ENDED March 31, 2022

JIANGSU, CHINA, August 18, 2022 -- EZGO Technologies Ltd. (Nasdaq: EZGO) (“EZGO” or “we”, “our”, or “the Company”), a leading short-distance transportation solutions provider in China, today announced its unaudited financial results for the six months ended March 31, 2022.

Financial Highlights (all results compared to the prior year period unless otherwise noted)

●	Revenues were $6.0 million, a decrease of 34.3%

●	Units sold reached 23,097, a decrease of 32.2%

●	Gross margin was 4.7%, compared with 8.3%

●	Net loss was $2.7 million, compared with net loss of $0.3 million

●	The Company has cash and cash equivalents of approximately $2.1 million at March 31, 2022, compared to approximately $4.8 million at September 30, 2021

Management Commentary

Mr. Jianhui Ye, Chief Executive Officer of EZGO, stated, “During the six months ended March 31, 2022, our business was adversely impacted greater than during any other period since the commencement of the COVID-19 pandemic in early 2020. We were required to implement random shutdowns of our Tianjin and Changzhou plants in order to control the spread of COVID-19. During this period, our production, supply and channel promotion of electric bicycles were materially adversely effected. Since the fourth quarter of 2021, we have implemented a new channel sales model in some provinces, changing from the traditional model of ‘Factory + Dealer + Store’ to ‘Factory + City partner + Store’. The market resource input of the original sales model was gradually decreased, which also resulted in the decline of sales volume during the six months ended March 31, 2022.”

Mr. Ye concluded, “The implementation of our new sales model, since the fourth quarter of 2021, by more urban partners and stores, along with the launch of our new products and the easing of the domestic COVID-19 pandemic control policy, has resulted in a gradual recovery in sales of our electric bicycles, as well as sales of our supporting lithium batteries beginning in June 2022.”

Financial Review for the Six Months Ended March 31, 2022

Net Revenues

Net revenues from continuing operations for the six months ended March 31, 2022 were approximately $6.0 million, a 34.3% decrease from approximately $9.2 million for the six months ended March 31, 2021. The decrease in revenues were mainly driven by the decrease of sales of e-bicycles, and partially offset by the increase of sales of battery and battery packs.

The following table identifies revenue from continuing operations and discontinued operation, as well as reportable segments for the six months ended March 31, 2022 and 2021:

		For the six months ended March 31,				Change
	Segment	2022	%	2021	%	Amount	%
Sales of e-bicycles	E-bicycle sales segment	$4,055,330	67.2	$7,643,039	79.6	$(3,587,709)	(46.9)
Sales of batteries and battery packs	Battery cells and packs segment	1,581,023	26.3	1,027,888	10.7	553,135	53.8
Others		393,825	6.5	506,936	5.3	(113,111)	(22.3)
Subtotal	Net revenue from continuing operation	6,030,178	100	9,177,863	95.6	(3,147,685)	(34.3)
Rental of lithium batteries and e-bicycles	Rental segment	261	-	426,893	4.4	(426,632)	(99.9)
Subtotal	Net revenue from discontinued operation	261	-	426,893	4.4	(426,632)	(99.9)
Total	Net revenues	$6,030,439	100	$9,604,756	100	$(3,574,317)	(37.2)

The e-bicycles sales segment engaged in online and offline sales of e-bicycles. The revenue of sales of e-bicycles decreased to approximately $3.6 million, or approximately 46.9%, for the six months ended March 31, 2022 as compared to the same period in 2021, mainly due to the repeated outbreaks of COVID-19 in the first quarter of 2022 and adjustments made to selling policies.

The revenue from battery cells and packs segment for the six months ended March 31, 2022 and 2021 were approximately $1.6 million and $1.0 million, respectively, a 53.8% increase derived from new customers and continuing relationships with long-term customers, as a mitigated measure to reduce the impact of COVID-19 on sales of e-bicycles.

Cost of Revenues

Our cost of revenues significantly decreased by approximately $2.7 million, or approximately 31.7%, to approximately $5.7 million for the six months ended March 31, 2022 from approximately $8.4 million for the six months ended March 31, 2021, which was primarily driven by the decreased sales of e-bicycles due to the impact of COVID-19. The decrease was in line with the decrease in our net revenues.

Gross Profit

Gross profit for the six months ended March 31, 2022 and 2021 was approximately $282,000 and $757,000, representing 4.7% and 8.3% of net revenues, respectively. The decrease of gross profit during the six months ended in March 31, 2022, is primarily due to the decreased sales of e-bicycles accounting for a large proportion of our total revenue, thus, the gross profit rate converged with that of sales of e-bicycles.

Selling and Marketing Expenses

Our selling and marketing expenses primarily consist of salaries and benefits expense, advertising expense, and freight expense. Our selling and marketing expenses increased by approximately $223,000 or approximately 64.8%, to approximately $567,000 for the six months ended March 31, 2022 from approximately $344,000 for the six months ended March 31, 2021. Such increase consisted of the increase of salaries and benefits expense and advertising expense, which resulted from the recruitment of new salespersons with the Company’s business expansion on sales of e-bicycles, and the exhibition promotion of sales of e-bicycles.

General and Administrative Expenses

Our general and administrative expenses increased by approximately $1.3 million or approximately 154.1%, to approximately $2.1 million for the six months ended March 31, 2022 from approximately $833,000 for the six months ended March 31, 2021. The significant increase was mainly due to higher R&D expenses invested for new models during the six months ended March 31, 2022 and the amortization expenses of the land use right acquired since July, 2021.

Income Tax Expense

Income tax expense amounted to approximately $519,000 for the six months ended March 31, 2022 and $17,000 for the six months ended March 31, 2021, respectively. The significant increase of income tax expense is primarily due to the Company determines that the cumulative deductible loss carryforwards of PRC subsidiaries is likely not to be fully utilized against future taxable income and thus it is accrued as valuation allowance of deferred tax assets.

Net Loss

Net loss for the six months ended March 31, 2022 was approximately $2.7 million, compared to approximately $289,000 for the same period in 2021, mainly due to the above reasons.

About EZGO Technologies Ltd.

Leveraging an Internet of Things (IoT) product and service platform and three e-bicycle brands, “EZGO”, “Cenbird” and “Dilang”, EZGO has established a business model centered on the manufacturing and sale of two- and three-wheeled electric vehicles, lithium batteries, complemented by the e-bicycle charging pile business. For additional information, please visit EZGO’s website at www.ezgotech.com.cn. Investors can visit the “Investor Relations” section of EZGO’s website at http://www.ezgotech.com.cn/Investor/.

Exchange Rate

This announcement contains translations of certain Chinese Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 6.3393 to US$ 1.00, the exchange rate in effect as of March 31, 2022, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the short-distance transportation solutions market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (“SEC”), including the Company’s most recently filed Annual Report on Form 20-F and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Shawn Wen

Email: ir@ez-go.com.cn

Phone: (+86) 13502829216

EZGO TECHNOLOGIES LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars except for number of shares)

	As of September 30,	As of March 31,
	2021	2022
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$4,774,531	$2,111,392
Restricted cash	1,115,354	15,605
Short-term investments	2,387,003	788,731
Accounts receivable, net	6,847,608	6,051,856
Inventories, net	924,342	3,295,346
Advances to suppliers, net	7,404,538	10,321,109
Amount due from related parties, current	3,524,635	7,380,639
Prepaid expenses and other current assets	609,602	742,872
Current assets of discontinued operation	91,997	1,154
Total current assets	27,679,610	30,708,704

Non-current assets:
Property, plants and equipment, net	8,746,386	5,568,045
Land use right	4,510,849	7,562,960
Amount due from related parties, non-current	310,395	315,492
Long-term investments	132,621	158,461
Deferred tax assets, net	585,428	73,261
Non-current assets of discontinued operation	46,381	27,461
Total non-current assets	14,332,060	13,705,680

Total assets	$42,011,670	$44,414,384

LIABILITIES
Current liabilities:
Short-term borrowings	$310,395	$3,154,922
Accounts payable	650,693	589,196
Accrued expenses and other payables	7,142,630	7,839,187
Advances from customers	94,899	1,060,177
Income tax payable	395,483	396,719
Amount due to related parties	71,849	274,766
Current liabilities of discontinued operation	809,221	815,428
Total current liabilities	$9,475,170	$14,130,395

Total liabilities	$9,475,170	$14,130,395

Commitments and contingencies

EQUITY
Ordinary shares (par value of $0.001 per share; 100,000,000 shares authorized as of September 30, 2021 and March 31, 2022; 13,626,891 shares issued and outstanding as of September 30, 2022 and March 31, 2022, respectively)	$13,627	$13,627
Subscription receivable	(7,800)	(7,800)
Receivables from a shareholder	(3,152,179)	(3,169,238)
Additional paid-in capital	32,260,048	32,260,048
Statutory reserve	233,413	237,849
Accumulated deficit	(1,423,614)	(3,772,489)
Accumulated other comprehensive income	594,507	1,010,936
Total EZGO Technologies Ltd.’s shareholders’ equity	$28,518,002	$26,572,933
Non-controlling interests	4,018,498	3,711,056
Total equity	32,536,500	30,283,989

Total liabilities and equity	$42,011,670	$44,414,384

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EZGO TECHNOLOGIES LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars except for number of shares)

	For the six months ended March 31,
	2021	2022

Net revenues	$9,177,863	$6,030,178
Cost of revenues	(8,420,429)	(5,747,962)
Gross profit	757,434	282,216

Operating expenses:
Selling and marketing expenses	(343,705)	(566,553)
General and administrative expenses	(832,593)	(2,115,490)
Total operating expenses	(1,176,298)	(2,682,043)

Loss from operations	(418,864)	(2,399,827)

Other income (expenses):
Interest expense, net	(12,919)	(45,891)
Other income, net	165,436	398,358
Total other income, net	152,517	352,467

Loss from continuing operations before income tax expense	(266,347)	(2,047,360)
Income tax expense	(17,489)	(519,311)
Net loss from continuing operations	(283,836)	(2,566,671)
Loss from discontinued operation, net of tax	(5,158)	(105,797)
Net loss	(288,994)	(2,672,468)

Net loss from continuing operations	(283,836)	(2,566,671)
Less: Net income (loss) attributable to non-controlling interests from continuing operations	69,827	(328,029)
Net loss attributable to EZGO Technologies Ltd.’s shareholders from continuing operations	(353,663)	(2,238,642)

Loss from discontinued operation, net of tax	(5,158)	(105,797)
Less: Net income (loss) attributable to non-controlling interests from discontinued operation	-	-
Net loss attributable to EZGO Technologies Ltd.’s shareholders from discontinued operation	(5,158)	(105,797)
Net loss attributable to EZGO Technologies Ltd.’s shareholders	$(358,821)	$(2,344,439)

Net loss from continuing operations per ordinary share:
Basic and diluted	$(0.04)	$(0.16)
Net loss from discontinued operation per ordinary share:
Basic and diluted	$(0.00)	$(0.01)
Net loss per ordinary share:
Basic and diluted	$(0.04)	$(0.17)
Weighted average shares outstanding
Basic and diluted	8,809,581	13,626,891

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EZGO TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars)

	For the six months ended March 31,
	2021	2022

Loss from continuing operations before non-controlling interests	$(283,836)	$(2,566,671)
Loss from discontinued operation, net of tax	(5,158)	(105,797)
Net loss	(288,994)	(2,672,468)

Other comprehensive (loss) income
Foreign currency translation adjustment	344,612	416,429
Comprehensive income (loss)	55,618	(2,256,039)
Less: Comprehensive income (loss) attributable to non-controlling interests	208,931	(307,442)
Comprehensive (loss) attributable to EZGO Technologies Ltd.’s shareholders	$(153,313)	$(1,948,597)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EZGO TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars except for number of shares)

	Ordinary shares		Subscription	Receivables from a	Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’	Non-controlling	Total
	Shares	Amount	receivables	shareholder	capital	reserve	deficit	income (loss)	equity	interests	equity
Balance as of September 30, 2020	7,800,000	$7,800	$(7,800)	$(4,737,521)	$12,078,058	$212,842	$1,575,630	$(259,547)	$8,869,462	$4,275,683	$13,145,145
Issued shares of common stock	3,038,500	3,039	-	-	-	-	-	-	3,039	-	3,039
Shareholders’ contributions	-	-	-	-	10,039,581	-	-	-	10,039,581	-	10,039,581
Net income (loss)	-	-	-	-	-	-	(358,821)	-	(358,821)	69,827	(288,994)
Appropriation of statutory reserve	-	-	-	-	-	14,461	(14,461)	-	-	-	-
Receivable from a shareholder	-	-	-	443,997	-	-	-	-	443,997	-	443,997
Foreign currency translation adjustment	-	-	-	(127,532)	-	-	-	205,508	77,976	139,104	217,080
Balance as of March 31, 2021	10,838,500	$10,839	$(7,800)	$(4,421,056)	$22,117,639	$227,303	$1,202,348	$(54,039)	$19,075,234	$4,484,614	$23,559,848

	Ordinary shares		Subscription	Receivables from a	Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’	Non-controlling	Total
	Shares	Amount	receivables	shareholder	capital	reserve	deficit	income (loss)	equity	interests	equity
Balance as of September 30, 2021	13,626,891	$13,627	$(7,800)	$(3,152,179)	$32,260,048	$233,413	$(1,423,614)	$594,507	$28,518,002	$4,018,498	$32,536,500
Net loss	-	-	-	-	-	-	(2,344,439)	-	(2,344,439)	(328,029)	(2,672,468)
Receivable from a shareholder	-	-	-	34,540	-	-	-	-	34,540	-	34,540
Appropriation of statutory reserve	-	-	-	-	-	4,436	(4,436)	-	-	-	-
Foreign currency translation adjustment	-	-	-	(51,599)	-	-	-	416,429	364,830	20,587	385,417
Balance as of March 31, 2022	13,626,891	$13,627	$(7,800)	$(3,169,238)	$32,260,048	$237,849	$(3,772,489)	$1,010,936	$26,572,933	$3,711,056	$30,283,989

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EZGO TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars except for number of shares)

	For the six months ended March 31,
	2021	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) from continuing operations	$(283,836)	$(2,566,671)
Net income (loss) from discontinued operation	(5,158)	(105,797)

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Allowance for doubtful accounts	9,744	113,387
Write down of inventories	-	226,298
Depreciation and amortization	185,479	461,253
Deferred tax (benefit) expense	(48,324)	519,315
Changes in assets and liabilities
Accounts receivable	3,817,776	875,632
Inventories	(1,890,865)	(2,570,990)
Advances to suppliers	(5,567,345)	(2,781,751)
Prepaid expenses and other current assets	(3,491,675)	(2,553,715)
Amount due from related parties	1,035,382	(117,161)
Accounts payable	(114,196)	(76,621)
Advances from customers	1,534,265	527,517
Accrued expenses and other payables	468,914	958,574
Income tax payable	504,578	(13,107)
Net cash (used in) operating activities, continuing operations	(3,840,103)	(6,998,040)
Net cash provided by (used in) operating activities, discontinued operation	812,175	(82,534)
Total cash (used in) operating activities	$(3,027,928)	$(7,080,574)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plants and equipment	(424,936)	(274,175)
Maturity of short-term investments	-	1,570,007
Purchase of long-term investments	-	(23,550)
Proceed from disposal of property, plants and equipment	82,416	158,918
Net cash provided by (used in) investing activities, continuing operations	(342,520)	1,431,200
Net cash provided by investing activities, discontinued operation	433,020	353
Total cash provided by investing activities	$90,500	$1,431,553

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	-	2,826,012
Repayments of short-term borrowings	(5,053)	-
Repayment of interest-free loan to a related party	-	(549,502)
Interest-free loan to related parties	-	(471,002)
Collection of loan from a shareholder	443,997	34,540
Cash receipts from equity issuance, net of issuance cost	9,532,098	-
Net cash provided by financing activities, continuing operations	9,971,042	1,840,048
Total cash provided by financing activities	$9,971,042	$1,840,048

Effect of exchange rate changes	219,421	46,085

Net increase (decrease) in cash, cash equivalents and restricted cash	7,253,035	(3,762,888)
Cash, cash equivalents and restricted cash, at beginning of fiscal year	340,530	5,889,885
Cash, cash equivalents and restricted cash, at end of fiscal year	7,593,565	2,126,997

Reconciliation of cash, cash equivalents, and restricted cash to the Consolidated Balance Sheets
Cash and cash equivalents	7,074,834	2,111,392
Restricted cash	518,731	15,605
Total cash, cash equivalents, and restricted cash	$7,593,565	$2,126,997

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$73,178	$5,233
Interests paid	$28,768	$6,474

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

EZGO Technologies Ltd. (“EZGO” or the “Company”), is a holding company incorporated under the laws of the British Virgin Islands (“BVI”) on January 24, 2019. The Company commenced operations through its variable interest entity (“VIE”) and VIE’s subsidiaries in the People’s Republic of China (“PRC”). The Company is mainly engaged in sales of battery packs, battery cells, as well as electric bicycles (“e-bicycle”) and battery cell trading in PRC. The consolidated financial statements reflect the activities of EZGO and each of the following entities:

Name	Date of Incorporation / acquisition	Place of incorporation	Percentage of effective ownership	Principal
Wholly owned subsidiaries
China EZGO Group Ltd. (formerly known as Hong Kong JKC Group Co., Ltd., “EZGO HK”)	February 13, 2019	HK	100%	Investment holding company
Changzhou Langyi Electronic Technologies Co., Ltd.	August 6, 2021	PRC	100%	WFOE
Changzhou EZGO Enterprise Management Co., Ltd. (formerly known as Changzhou Jiekai Enterprise Management Co., Ltd., Wholly Foreign-owned Enterprise, “WFOE” or “Changzhou EZGO”)	June 12, 2019	PRC	100%	WFOE, a holding company
Jiangsu Langyi Import and Export Trade Co., Ltd. (“Langyi Trading”)	December 7, 2021	PRC	100%	WFOE
Jiangsu EZGO Electronic Technologies Energy Supply Chain Technology Co., Ltd. (“Jiangsu Supply Chain”)	December 10, 2021	PRC	100%	WFOE

VIE and subsidiaries of VIE
Jiangsu EZGO Electronic Technologies Co., Ltd. (formerly known as Jiangsu Baozhe Electric Technologies, Co., Ltd., “Jiangsu EZGO”)	July 30, 2019	PRC	VIE	Holding company
Changzhou Hengmao Power Battery Technology Co., Ltd. (“Hengmao”)	May 5, 2014	PRC	80.87%	Sales of battery packs, battery cells, as well as e-bicycles, battery cell trading, and battery and e-bicycle rental services provider
Changzhou Yizhiying IoT Technologies Co., Ltd. (“Yizhiying”)	August 21, 2018	PRC	100%	Development, operation and maintenance of software related to e-bicycle and battery rental services
Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd. (“Cenbird E-Motorcycle”)	May 7, 2018	PRC	51%	Development of sales channels and international market for sales of e-bicycles and electric motorcycle (“e-motorcycle”)
Tianjin Dilang Technologies Co., Ltd. (“Dilang”)	July 2, 2019	PRC	80%	Production and sales of e-bicycles
Tianjin Dilang Import and Export Trading Co., Ltd. (“Dilang Trading”)	June 18, 2021	PRC	80%	Import and Export trade of e-bicycles
Tianjin Jiahao Bicycle Co., Ltd. (“Tianjin Jiahao”)	June 28, 2021	PRC	100%	Production and sales of e-bicycles

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The unaudited condensed consolidated financial statements include the financial statements of EZGO, its subsidiaries, its VIE and its VIE’s subsidiaries for which EZGO is the primary beneficiary. All inter-company transactions and balances have been eliminated upon consolidation.

(b)	Accounts receivable, net

Accounts receivable, net are stated at the original amount less an allowance for doubtful receivables, if any, based on a review of all outstanding amounts at period end. An allowance is also made when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The Company analyzes the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer credit-worthiness, historical and current economic trends and changes in its customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts. For the six months ended March 31, 2021 and 2022, the Company recorded bad debt expense $10,827 and $113,140, respectively, against its accounts receivable.

(c)	Revenue recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers (ASC Topic 606), starting October 1, 2017 using the modified retrospective method for the revenue from sales of self-manufactured battery cell, battery pack and e-bicycles and battery cell trading. The Company applied ASC Topic 840, Leases, for the revenue from rentals of lithium batteries and e-bicycles.

The core principle of ASC Topic 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

Revenue recognition policies are discussed as follows:

Revenue from sales of self-manufactured battery cell, battery pack and e-bicycles

The Company sells products to different customers, primarily including sale of self-manufactured battery cells (see Note 13 Discontinued Operation), self-assembled battery packs and sale of e-bicycles. The Company presents the revenue generated from its sales of products on a gross basis as the Company is a principal. The revenue is recognized at a point in time when the Company satisfies the performance obligation by transferring promised product to a customer upon acceptance by customers.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Revenue recognition (continued)

Contract liabilities primarily consist of advances from customers, which comprises unamortized lithium batteries. As of September 30, 2021 and March 31, 2022, the Company recognized advances from customers amounted to $94,899 and $1,060,177, respectively.

The revenues from sales of self-manufactured battery cells and lithium batteries and e-bicycles services via sublease and its own application named Yidianxing are revenues from the Company’s discontinued operation, and are represented separately in the Consolidated Statements of Income for the six months ended March 31, 2021 and 2022 (see Note 13 Discontinued Operation). The following table identifies the disaggregation of the Company’s revenue from continuing operations for the six months ended March 31, 2021 and 2022, respectively:

	For the six months ended March 31,
	2021		2022
Revenues from continuing operations:	$		$
Sales of battery packs and e-bicycles		8,670,927		5,636,353
Others		506,936		393,825
Net revenues		$9,177,863		$6,030,178

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has unconditional right to the payment. The Company has no contract assets as of September 30, 2021 and March 31, 2022.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year.

(d)	Recent Accounting Standards

Except for the ASUs (“Accounting Standards Updates”) issued but not yet adopted disclosed in “Note 2 (z) Recent Accounting Standards” of the Company 2021 Form 20-F/A, there is no ASU issued by the FASB that is expected to have a material impact on the Company’s consolidated results of operations or financial position.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

3.	ACCOUNTS RECEIVABLES, NET

As of September 30, 2021 and March 31, 2022, accounts receivable and allowance for doubtful accounts consisted of the following:

	As of September 30,	As of March 31,
	2021	2022
Accounts receivable	$6,881,763	$6,199,151
Less: allowance for doubtful accounts	(34,155)	(147,295)
Accounts receivable, net	$6,847,608	$6,051,856

	As of September 30,	As of March 31,
	2021	2022
Balance at beginning of the period	$21,451	$34,155
Current period addition	11,438	113,387
Write-off	-	(644)
Foreign currency translation adjustment	1,266	397
Balance at the end of the period	$34,155	$147,295

For the six months ended March 31, 2021 and 2022, $9,744 and $113,387 allowance for doubtful accounts were recorded.

4.	INVESTMENTS

As of September 30, 2021 and March 31, 2022, investments consisted of the following:

	As of September 30,	As of March 31,
	2021	2022
Wealth management product (1)	$1,611,015	$-
Convertible debt instrument (2)	775,988	788,731
Total short-term investments	2,387,003	788,731
Long-term investments	132,621	158,461
Total investments	$2,519,624	$947,192

(1)	Wealth management product is deposits in a financial institution with variable interest rate and not-guaranteed principal. The wealth management product was bought on September 24, 2020, and carried at fair value. It had duration of 1.5 years, during which the Company could redeem the wealth management product at its discretion. On March 31, 2022, the deposits are redeemed. For the six months ended March 31, 2021 and 2022, there were no $nil and $112,918 interest income or loss recognized in earnings. There were $54,629 and $nil unrealized gain from the changes in fair values recognized in accumulated other comprehensive loss for the six months ended March 31, 2021 and 2022

(2)	Convertible debt instrument was issued by a private company and redeemable at the Company’s option. The convertible debt instrument is due on June 12, 2021, has annual interest rate of 6% and carried at fair value. For the six months ended March 31, 2021 and 2022, there were no interest income or loss recognized in earnings and no unrealized gain or loss from the changes in fair values recognized in accumulated other comprehensive income.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

5.	INVENTORIES, NET

As of September 30, 2021 and March 31, 2022, inventories and movement of inventories write-down consisted of the following:

	As of September 30,	As of March 31,
	2021	2022
Finished goods (1)	$635,851	$3,243,683
Raw materials (2)	352,539	390,398
Others	52,054	4,740
Write-down	(116,102)	(343,475)
Inventories	$924,342	$3,295,346

(1)	Finished goods includes battery packs and e-bicycles.

(2)	Raw materials mainly include battery cells purchased by the Company for battery packs assembling and e-bicycles production.

	As of September 30,	As of March 31,
	2021	2022
Balance at beginning of the period	$-	$116,102
Current period addition	114,964	226,298
Write-off	-	-
Foreign currency translation adjustment	1,138	1,075
Balance at the end of the period	$116,102	$343,475

For the six months ended March 31, 2021 and 2022, nil and $226,298 write-down of inventories were recorded.

6.	ADVANCES TO SUPPLIERS, NET

As of September 30, 2021 and March 31, 2022, advances to suppliers and allowance for doubtful accounts consisted of the following:

	As of September 30,	As of March 31,
	2021	2022
Prepayment for purchase of battery packs	$2,953,616	$4,908,417
Prepayment for purchase of e-bicycles materials	4,094,894	4,928,702
Others	444,444	573,858
	7,492,954	10,410,977
Less: allowance for doubtful accounts	(88,416)	(89,868)
Advances to suppliers, net	$7,404,538	$10,321,109

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of September 30, 2021 and March 31, 2022, prepaid expenses and other current assets consisted of the following:

	As of September 30,	As of March 31,
	2021	2022
Prepaid construction fee (1)	$384,425	$365,182
Deductible input value-added tax	-	235,577
Prepaid rental fee	74,288	33,026
Prepaid exhibition fee	80,796	8,045
Others	70,093	101,042
Prepaid expenses and other current assets	609,602	742,872
(1)	The balance represented prepaid construction fee for plant maintenance and renovation.

8.	PROPERY, PLANTS AND EQUIPMENT, NET

As of September 30, 2021 and March 31, 2022, property, plants and equipment, net consisted of the following:

	As of September 30,	As of March 31,
	2021	2022
Building	$6,020,735	$3,002,854
Equipment for rental business	1,401,580	1,632,689
Production line for e-bicycles	1,267,954	1,249,753
Leasehold improvement	541,096	549,982
Furniture, fixtures and office equipment	127,957	132,756
Vehicles	120,879	122,864
Construction in progress	-	71,889
	9,480,201	6,762,786
Less: Accumulated depreciation	(733,815)	(1,194,741)
Property and equipment, net	$8,746,386	$5,568,045

For the six months ended March 31, 2021 and March 31, 2022, depreciation expense amounted to $185,479 and $334,811, respectively.

For the six months ended March 31, 2021 and March 31, 2022, the Company disposed its property, plants and equipment, with proceeds of $82,416 and $158,918 from disposal of property, plants and equipment is recognized in the unaudited condensed consolidated statements of operations, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

9.	LAND USE RIGHT

On March 12, 2021, Jiangsu EZGO entered into an Asset Purchase Arrangement Agreement with Benlin Huang, an individual, and Tianjin Jiahao, a non-affiliated third party, pursuant to which Jiangsu EZGO agreed to purchase certain land and plants of Tianjin Jiahao for the Company’s future production and business development.

On April 2, 2021, Jiangsu EZGO received a written Notice of Assignment, pursuant to which Benlin Huang assigned and transferred all of his rights, titles, and obligations under the Asset Purchase Arrangement Agreement to Shanghai Mingli.

On April 19, 2021, Jiangsu EZGO entered into a Shares Purchase Agreement with Shanghai Mingli and Tianjin Jiahao pursuant to which Jiangsu EZGO obtained the right to purchase 100% of the outstanding shares of Shanghai Mingli.

On June 28, 2021, Jiangsu EZGO has completed the asset acquisition of Tianjin Jiahao with an aggregate consideration of approximately US$10.16 million, and Tianjin Jiahao became Jiangsu EZGO’s wholly owned subsidiary. For the recent five years, Tianjin Jiahao did not have employee or generate any revenue; and the assets of Tianjin Jiahao only consisted of buildings and land-used right, which was considered it inputs, thus, according to ASC 805-10-55-3A&4, Tianjin Jiahao was not a business. The acquisition of Tianjin Jianhao was accounted for as asset acquisition. The purchase price was allocated to the buildings and land use right based on their respective estimated fair values. The land use right is in Tianjin city, Hebei province. In January 2022, the original value amounted to $3.1 million of the buildings was re-allocated to land use right according to a formal valuation report issued by the independent third-party valuation specialist. The remaining land use right has a term of 36.5 years and will expire on December 4, 2057. For the six months ended March 31, 2022, the Company recognized amortization expense of $126,442.

The following table presents future amortization as of March 31, 2022:

Years ending March 31,	Amount
2023	$210,552
2024	210,552
2025	210,552
2026	210,552
2027 and thereafter	6,720,754
$7,562,960

10.	ACCRUED EXPENSES AND OTHER PAYABLES

As of September 30, 2021 and March 31, 2022, accrued expenses and other payables consisted of the following:

	As of September 30,	As of March 31,
	2021	2022
Other taxes payable(1)	$6,559,454	$6,924,676
Payroll payable	292,126	400,344
Others	291,050	514,167
Accrued expenses and other payables	$7,142,630	$7,839,187

(1)	The balance mainly represented the VAT payable of $5,875,913 and $5,973,907 as of September 30, 2021 and March 31, 2022, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

11.	SHORT-TERM BORROWINGS

As of September 30, 2021 and March 31, 2022, the borrowings consisted of the following:

	As of September 30,	As of March 31,
	2021	2022
Short-term borrowings	$310,395	$3,154,922

On August 11, 2020, Yizhiying entered into a non-revolving loan facility of RMB2,000,000 ($294,568) with Bank of Jiangsu with annual interest rate of 4.35% and a term of 12 months, which was guaranteed by Jianhui Ye, the Chief Executive Officer and a significant shareholder of the Company.

On August 12, 2021, Yizhiying entered into a new non-revolving loan facility of RMB2,000,000 ($310,395) with the same contract term of the expired loan facility.

On January 25, 2022 Tianjin Jiahao entered into a non-revolving loan facility of RMB18,000,000 ($2,839,430) with Tian Rural Commercial Bank with annual interest rate of 3.7% and a term of 12 months.

For the six months ended March 31, 2021 and 2022, the Company recorded interest expenses of $6,474 and $28,768, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

12.	RELATED PARTY TRANSACTIONS AND BALANCES

The following is a list of related parties which the Company has transactions with during the six months ended March 31, 2021 and 2022:

	Name	Relationship
(a)	Henglong Chen	A significant shareholder of the Company
(b)	Huiyan Xie	General manager and non-controlling shareholder of Dilang
(c)	Huajian Xu	A shareholder of the Company
(d)	Shuang Wu	Chief Operating Officer and a significant shareholder of the Company
(e)	Yan Fang	Non-controlling shareholder of Cenbird E-Motorcycle
(f)	Jianhui Ye	Chief Executive Officer and a significant shareholder of the Company
(g)	Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.	Yan Fang, a non-controlling shareholder of Cenbird E-motorcycle, whose family member serves as director of Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.
(h)	Jiangsu Xinzhongtian Suye Co., Ltd.	Yuxing Liu, the spouse of Yan Fang, serves as the executive of Jiangsu Xinzhongtian Suye Co., Ltd.
(i)	Shenzhen Star Asset Management Co., Ltd.	General Partner of Xinyu Star Assets Management No.1 Investing Partnership and Xinyu Star Assets Management No.2 Investing Partnership, which are two significant shareholders of the Company
(j)	Beijing Weiqi Technology Co., Ltd.	Wholly owned by Huiyan Xie, the general manager and non-controlling shareholder of Dilang
(k)	Shenzhen Star Cycling Network Technology Co., Ltd.	Equity investments without readily determinable fair value
(l)	Nanjing Mingfeng Technology Co.,Ltd.	Equity investments without readily determinable fair value
(m)	Shandong Xingneng’an New Energy Technology Co., Ltd.	Equity investments without readily determinable fair value

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

12.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

Amount due from related parties

As of September 30, 2021 and March 31, 2022, amount due from related parties, consisted of the following:

	As of September 30,	As of March 31,
	2021	2022
Shandong Xingneng’an New Energy Technology Co., Ltd.(m) (4)	$-	$3,943,953
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. (g) (1)	1,771,585	2,153,427
Jiangsu Xinzhongtian Suye Co., Ltd. (h) (1)	678,600	487,738
Shenzhen Star Cycling Network Technology Co., Ltd. (k) (2)	310,395	473,238
Shuang Wu (d) (3)	163,448	171,116
Huajian Xu (c) (3)	265,357	107,267
Beijing Weiqi Technology Co., Ltd. (j) (4)	32,830	29,978
Jianhui Ye (f) (3)	2,010	7,427
Yan Fang (e) (3)	-	6,496
Nanjing Mingfeng Technology Co., Ltd. (l) (2)	228,774	-
Huiyan Xie (b) (3)	71,636	-
Amount due from related parties-current	$3,524,635	$7,380,639

Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.(5)	310,395	315,492
Amount due from related parties-non-current	$310,395	$315,492

(1)	The balance mainly represented the prepayments for purchasing e-bicycle gears and e-bicycles.
(2)	The balance mainly represented loans with annual interest rate of 5% to associates.
(3)	The balances mainly represented the advances made to the managements for the Company’s daily operational purposes.
(4)	The balance represented the receivable generated from the sales of e-bicycles.
(5)	The balance mainly represented the deposit for conducting original design manufacture (“ODM”) of e-bicycles and the deposit will be returned in one year

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

12.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

Amount due to related parties

As of September 30, 2021 and March 31, 2022, amount due to related parties, consisted of the following:

	As of September 30,	As of March 31,
	2021	2022
Huiyan Xie (b) (1)	$-	$199,590
Yan Fang (e) (1)	70,840	73,112
Nanjing Mingfeng Technology Co., Ltd. (l) (2)	-	1,038
Shenzhen Star Asset Management Co., Ltd. (i) (2)	1,009	1,025
Amount due to related parties	$71,849	$274,766

(1)	The balances mainly represented the expenses paid on behalf of the Company for IPO or daily operation.
(2)	The balances represented the payable for purchasing e-bicycles.

Related party transactions

For the six months ended March 31, 2021 and 2022, the Company had the following material related party transactions:

		For the six months ended March 31,
Related parties	Nature	2021	2022
Shandong Xingneng’an New Energy Technology Co., Ltd (m)	Purchase of e-bicycles from a related party	$-	$(2,355,010)
Shandong Xingneng’an New Energy Technology Co., Ltd (m)	Loan to a related party	-	1,570,007
Shandong Xingneng’an New Energy Technology Co., Ltd (m)	Sales of battery pack to a related party	-	298
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. (g)	Purchase of e-bicycles from a related party	(1,533,568)	(1,597,467)
Jiangsu Xinzhongtian Suye Co., Ltd. (h)	Purchase of e-bicycles from a related party	(379,866)	(287,501)
Shenzhen Star Cycling Network Technology Co., Ltd.(k)	Loan to a related party	-	157,001
Nanjing Mingfeng Technology Co.,Ltd.(l)	Loan to a related party	-	314,001
Nanjing Mingfeng Technology Co.,Ltd.(l)	Repayment of a loan to a related party	-	(549,502)
Henglong Chen (a)	Collection of loan from a shareholder	(443,997)	(34,540)
Beijing Weiqi Technology Co., Ltd (j)	Sales of e-bicycles to a related party	7,074	-

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

13.	DISCONTINUED OPERATION

In November 2018, the Company entered into an agreement with a third-party company to dispose its battery cell production line. The production line was disposed in December 2018. After the disposal, the Company is no longer engaged in the manufacturing of battery cells. The disposal of the production line was treated as a discontinued operation for all fiscal years presented.

Due to the impact of COVID-19, the revenue of rental business decreased after December 2019, which led to the termination of the cooperation with its sublease agents from January 2020 to July 2020. Therefore, management decided to dispose majority of its rental assets, mainly batteries and E-bicycle, before September 30, 2021. The disposal of the Company’s rental business was also treated as a discontinued operation for all fiscal years presented.

The assets and liabilities of the discontinued operations, which are included in “Current assets of discontinued operation” and “Current liabilities of discontinued operation”, on the Consolidated Balance Sheets, consist of the following:

	As of September 30,	As of March 31,
	2021	2022
Assets of discontinued operation
Accounts receivable	$82,790	$-
Advance to suppliers	1,135	1,154
Other receivable and prepaid expense	8,072	-
Total current assets	91,997	1,154
Property, plant and equipment, net	46,381	27,461
Total non-current assets	46,381	27,461
Total assets	$138,378	$28,615

Liabilities of discontinued operation
Accounts payable	293,073	290,804
Advance from customers	35,971	36,561
Other payable	664	675
Income tax payable	479,513	487,388
Total current liabilities	809,221	815,428
Total liabilities	$809,221	$815,428

The following are revenues and income (loss) from discontinued operation:

	For the six months ended March 31,
	2021	2022
Net revenues	$426,893	$261
Cost of revenues	(250,686)	(1,847)
Loss from discontinued operation before income tax	6,703	(105,797)
Income tax benefit (expense)	(11,861)	-
Loss from discontinued operation, net of income tax	$(5,158)	$(105,797)

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

14.	INCOME TAXES

BVI

The Company is incorporated in the BVI. Under the current laws of the BVI, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the BVI.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Company’s Hong Kong subsidiaries did not have assessable profits that were derived in Hong Kong for the six months ended March 31, 2021 and 2022. Therefore, no Hong Kong profit tax has been provided for fiscal the years ended March 31, 2021 and 2022.

PRC

The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified. The components of the income tax expense (benefit) from continuing operations are:

The components of the income tax expense (benefit) from continuing operations are:

	For the six months ended March 31,
	2021	2022
Current	$30,749	$-
Deferred	(13,260)	519,311
Total income tax expense	$17,489	$519,311

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the six months ended March 31,
	2021	2022
Net loss before provision for income taxes	$(266,347)	$(2,047,359)
PRC statutory tax rate	25%	25%
Income tax at statutory tax rate	$(66,587)	$(511,840)

Expenses not deductible for tax purpose	1,920	7,245
Effect of income tax rate differences in jurisdictions other than the PRC	79,816	131,137
Effect on valuation allowance	2,340	892,769
Income tax expense	$17,489	$519,311
Effective tax rates	-7%	-25%

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

14.	INCOME TAXES (continued)

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

As of September 30, 2021 and March 31, 2022, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

For the six months ended March 31, 2021 and 2022, the effect of income tax rate differences in jurisdictions other than the PRC mainly resulted from the loss in EZGO, which is incorporate in BVI and is not subject to income or capital gains taxes. The effective tax rates are -7% and -25% for the six months ended March 31, 2021 and 2022 respectively. The Company accrued valuation allowance for deferred tax assets of $892,769 for the six months end March 31, 2022, with consideration that it is unlikely to create enough future taxable income to fully utilize its deferred tax assets.

Accounting for uncertainty tax position

The Company did not identify significant unrecognized tax benefits for the six months ended March 31, 2021 and 2022. The Company did not incur any interest and penalties related to potential underpaid income tax expenses. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2016 to 2021 of the Company’s PRC subsidiaries and VIE and subsidiaries of the VIE remain open to examination by the taxing jurisdictions. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

15.	EQUITY

(a)	Ordinary shares

The Company was established under the laws of the BVI on January 24, 2019. The authorized number of Ordinary Shares was 50,000 with par value of $1 per share. On January 24, 2019, the Company issued 50,000 shares to the shareholders at par $1 per share.

On September 8, 2020, the Company effected a one thousand-for-one subdivision of shares to shareholders, which increased the total number of authorized and issued ordinary shares of 50,000 to 50,000,000 and decreased the par value of ordinary shares from $1 to $0.001. The Company also registered an additional authorized number of ordinary shares of 50,000,000 of par value of $0.001 per share and preferred shares of 10,000 of no par value. Then the shareholders surrendered a pro-rata number of ordinary shares of 42,200,000 to the Company for no consideration and thereafter cancelled. Following the surrender, the issued and outstanding ordinary shares were 7,800,000 of par value of $0.001 per share.

On January 28, 2021, the Company closed its initial public offering (“IPO”). 3,038,500 ordinary shares, par value $0.001 per share, at an offering price of $4 per share for a total of $12,154,000 in gross proceeds. The Company raised total net proceeds of $10,845,638 after deducting underwriting discounts, commotions, and offering expenses.

On June 1, 2021, the Company, closed its registered direct public offering of 2,564,102 units of its securities (each, a “Unit”), with each Unit consisting of (i) one ordinary share of the Company, par value $0.001 per share, and (ii) one warrant to purchase 0.7 ordinary share, at an offering price of $4.68 per Unit for a total $12,000,000 in gross proceeds. The Company raised total net proceeds of $10,881,576 after deducting underwriting discounts, commotions, and offering expenses.

(b)	Subscription receivable

As of September 30, 2021 and March 31, 2022, subscription receivable on the Consolidated Balance Sheets represented the unrecovered consideration of the 7,800,000 ordinary shares issued by the Company.

(c)	Statutory reserve and restricted net assets

The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends. As of September 30, 2021 and March 31, 2022, statutory reserve provided were $233,413 and $237,849, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

15.	EQUITY (continued)

(c)	Statutory reserve and restricted net assets (continued)

Relevant PRC statutory laws and regulations permit the payment of dividends by the Company’s PRC subsidiaries and VIE and VIE’s subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries and VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The Company’s restricted net assets, comprising of the registered paid in capital and statutory reserve of Company’s PRC subsidiaries and VIE and VIE’s subsidiaries, were $28,064,866 and $28,382,302 as of September 30, 2021 and March 31, 2022, respectively.

(d)	Receivables from a shareholder

Receivables from a shareholder as of September 30, 2021 and March 31, 2022 included the loans to Mr. Henglong Chen, a significant shareholder and former Chairman of Board of the Company, amounted to $3,152,179, and $3,169,238, respectively.

(e)	Warrant

In January 2021, the warrant shares were granted to an underwriter to purchase 303,850 ordinary shares at an exercise price of $4.40 per share. The warrant shares can be purchased in cash or via the cashless exercise option. As the share price on the exercise date was higher than the exercise price of $4.40, the Company issued 224,289 ordinary shares to warrant holders for free.

In June 2021, warrant shares were granted to investors in the Company’s public offering to purchase 1,794,871 ordinary shares at an exercise price of $4.68 per share. Warrants shares were also granted to FT Global Capital, Inc. to purchase 217,948 ordinary shares at an exercise price of $5.85 per share. Both the warrant shares granted to both investors and FT Global Capital, Inc. can be purchased in cash or via cashless exercise option, and are exercisable before June 1, 2023.

As of March 31, 2022, the warrant shares granted to investors and FT Global Capital, Inc. have not been exercised.

(f)	Non-controlling interests

As of March 31, 2022, the Company’s non-controlling interests represented 19.13% equity interest of Hengmao, 20% equity interest of Dilang, which was established on July 2, 2019, and 49% equity interest of Cenbird E- Motorcycle, which was acquired on September 10, 2019.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

16.	COMMITMENTS AND CONTINGENCIES

Legal Proceedings

From time to time, the Company may be subject to legal proceedings, investigations and claims incidental to the conduct of our business. The Company currently have two contract disputes with our suppliers, Jiangsu Anruida New Material Company Limited (“Anruida”) and Zhuhai Titans New Power Electric Co., Ltd. (“Titans”).

On October 21, 2019, Anruida commenced an action against Hengmao Power Battery in Changzhou Wujin District Intermediate People’s Court alleging that Hengmao Power Battery defaulted on the contract payment of RMB958,805.40 (approximately $148,804) and seeking for, among others, the payment of the contractual payment and the interest on the contractual payment. The appellate court has rendered its judgment on January 28, 2021, pursuant to which Hengmao Power Battery shall repay RMB958,805.40 and accrued interests. The Company properly accrued the repayment amount and interest as of March 31, 2022.

On January 6, 2020, Titans commenced an action against Hengmao Power Battery in Changzhou Wujin District Intermediate People’s Court alleging that Hengmao Power Battery defaulted on the payment of RMB1,072,560 (approximately $166,459) and seeking for, among others, the payment of the contractual payment. However, the Company plan to defend the case rigorously. The appellate court has rendered its judgment on January 27, 2021, pursuant to which Hengmao Power Battery shall repay RMB1,072,560 (approximately $166,459), accrued interests and attorney’s fees. The Company properly accrued the repayment amount and interest as of March 31, 2022.

Other than disclosed above, the Company are not a party to, nor are we aware of, any legal proceedings, investigations or claims which, in the opinion of our management, are likely to have a material adverse effect on our business, financial condition or results of operations.

Operating Leases

The Company leases its offices under non-cancelable operating lease agreements. Rent and related utilities expense under all operating leases, included in operating expenses in the unaudited condensed consolidated statements of operations, amounted to $102,435 and $114,816 for the six months ended March 31, 2021 and 2022, respectively.

The following table presents future minimum rental payments required under operating leases as of March 31, 2022:

Years ended March 31, 2022	Amount
2023	$148,597
2024	99,829
2025	64,290
2026	21,430
2027 and thereafter	-
$334,145

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

17.	SEGMENT REPORTING

The Company has determined that it operates in two operating segments: (1) Battery cells and packs segment, and (2) E-bicycle sales segment. The battery cells and packs segment engages in selling battery packs and trading battery cells. The e-bicycle sales segment sells e-bicycles on various ecommerce platforms to individual customers.

The Company’s CODM, chief executive officer, measures the performance of each segment based on metrics of revenue and profit before taxes from operations and uses these results to evaluate the performance of, and to allocate resources to each of the segments. As most of the Company’s long-lived assets are located in the PRC and most of the Company’s revenues are derived from the PRC, no geographical information is presented. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

The following tables present the summary of each reportable segment’s revenue and income, which is considered as a segment operating performance measure, for the six months ended March 31, 2021 and 2022:

	For the six months ended March 31, 2021
	Battery cells and packs segment	E-bicycle sales segment	Subtotal from operating segments	Other	Consolidated
Revenues from external customers	$1,027,888	$7,643,039	$8,670,927	$506,936	$9,177,863
Depreciation and amortization	885	26,976	27,861	162,661	190,522
Segment income (loss) before tax	58,539	220,587	279,126	(545,473)	(266,347)
Segment gross profit margin	0.9%	9.9%	8.9%	-2.0%	8.3%

	For the six months ended March 31, 2022
	Battery cells and packs segment	E-bicycle sales segment	Subtotal from operating segments	Other	Consolidated
Revenues from external customers	$1,581,023	$4,055,330	$5,636,353	$393,825	$6,030,178
Depreciation and amortization	11,586	314,218	325,804	133,930	459,734
Segment income (loss) before tax	(467,914)	(1,110,789)	(1,578,703)	(468,657)	(2,047,360)
Segment gross profit margin	4.5%	1.6%	2.4%	36.9%	4.7%

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

17.	SEGMENT REPORTING (continued)

The following table presents the reconciliation from reportable segment income to the consolidated income from continuing operations before income taxes for the six months ended March 31, 2021 and 2022:

	For the six months ended in March 31,
	2021	2022
Net revenues
Total revenue from reportable segments	$8,670,927	$5,636,353
Other revenues	506,936	393,825
Consolidated net revenues	$9,177,863	$6,030,178

Income or loss
Total operating income (loss) for reportable segments	$197,673	$(1,928,998)
Other income for reportable segments	81,453	350,295
Total income for reportable segments	279,126	(1,578,703)

Unallocated amounts:
Other corporate (expense) gain	(545,473)	(468,657)
Consolidated income (loss) from continuing operations before income taxes	$(266,347)	$(2,047,360)

18.	CONCENTRATIONS

Concentrations of credit risk

As of September 30, 2021 and March 31, 2022, cash, cash equivalents and restricted cash balances in the PRC are $5,889,885 and $5,889,885, respectively, which were primarily deposited in financial institutions located in Mainland China, and each bank account is insured by the government authority with the maximum limit of RMB500,000 (equivalent to $70,692). To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Concentrations of customers

The following table sets forth information as to each customer that accounted for 10% or more of total accounts receivable as of September 30, 2021 and March 31, 2022.

	As of September 30, 2021		As of March 31, 2022
	Amount	% of Total	Amount	% of Total
A	$863,626	12%	$1,469,856	24%
B	1,083,605	16%	1,250,679	20%
C	1,102,586	16%	1,120,692	18%
D	*	*	822,022	13%
E	1,289,276	19%	*	*
F	1,253,742	18%	*	*
Total	$5,592,835	81%	$4,663,249	75%

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

18.	CONCENTRATIONS (continued)

The following table sets forth information as to each customer that accounted for 10% or more of total revenue for the six months ended March 31, 2021, and 2022.

	For the six months ended March 31, 2021			For the six months ended March 31, 2022
	Amount		% of Total	Amount	% of Total
D	$	*	*	$1,595,799	26%
A		*	*	1,289,791	21%
G		1,942,651	20%	*	*
H		1,442,035	15%	*	*
Total		$3,384,686	35%	$2,885,590	48%

*	Represented the percentage below 10%.

The following table sets forth information as to each supplier that accounted for 10% or more of total purchase for the six months ended March 31, 2021, and 2022.

	For the six months ended March 31, 2021			For the six months ended March 31, 2022
	Amount		% of Total	Amount	% of Total
A	$	*	*	$2,377,932	11%
B		1,092,825	11%	2,167,480	10%
C		2,948,536	31%	*	*
D		1,570,698	16%	*	*
Total		$5,612,059	58%	$4,545,412	22%

*	Represented the percentage below 10%.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

19.	SUBSEQUENT EVENTS

On July 21, 2022, EZGO entered into a securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which EZGO sold 10,000,000 ordinary shares, (the “Shares”) par value US $0.001 per share (the “Ordinary Shares”), at a per share purchase price of $0.80 (the “Offering”). The gross proceeds to EZGO from the Offering were US$8.0 million. Upon closing of this Offering, there were 23,626,891 Ordinary Shares issued and outstanding.

The Company has performed an evaluation of subsequent events through August 17, 2022, which was the date of the issuance of the consolidated financial statements, and determined that no events that would have required adjustment or disclosure in the consolidated financial statements other than those discussed in above.